Snipp Interactive Ranked for Third Consecutive Year on Deloitte’s 2018

Technology Fast 500™ Fastest Growing Companies in North America

Attributes 262% Revenue Growth during the evaluation period to Industry Leading Technology Platform

TORONTO, Nov. 15, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF) today announced it ranked 312 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. Snipp Interactive Inc. grew 262% percent during the 2018 measurement period.

Snipp’s chief executive officer, Atul Sabharwal, credits the company’s singular focus on achieving success for its clients and the flexibility of Snipp’s platform to resolve multiple marketing issues across industry groups, as the key factors behind the company’s 262% revenue growth. He said, "We are honored to have achieved this milestone for a third year in a row. The team at Snipp works hard every single day to deliver results for our clients and investors. Winning recognitions such as this is a testament to the hard work of our team and the value we bring to our clients."

“Congratulations to the Deloitte 2018 Technology Fast 500 winners on this impressive achievement,” said Sandra Shirai, vice chairman, Deloitte LLP, and U.S. technology, media and telecommunications leader. “These companies are innovators who have converted their disruptive ideas into products, services and experiences that can captivate new customers and drive remarkable growth.”

“Software, which accounts for nearly two of every three companies on the list, continues to produce some of the most exciting technologies of the 21st century, including innovations in artificial intelligence, predictive analytics and robotics,” said Mohana Dissanayake, partner, Deloitte & Touche LLP, and Industry Leader for technology, media and telecommunications, within Deloitte’s audit and assurance practice. “This year’s ranking demonstrates what is likely a national phenomenon, where many companies from all parts of America are transforming the way we do business by combining breakthrough research and development, entrepreneurship and rapid growth.”

Snipp Interactive Inc. previously ranked 114 as a Technology Fast 500™ award winner for 2017 and ranked 49 in 2016.

Overall, 2018 Technology Fast 500™ companies achieved revenue growth ranging from 143 percent to 77,260 percent from 2014 to 2017, with median growth of 412 percent.

About Deloitte’s 2018 Technology Fast 500™

Deloitte’s Technology Fast 500 provides a ranking of the fastest growing technology, media, telecommunications, life sciences and energy tech companies — both public and private — in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2014 to 2017.

In order to be eligible for Technology Fast 500 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company's operating revenues. Companies must have base-year operating revenues of at least $50,000 USD, and current-year operating revenues of at least $5 million USD. Additionally, companies must be in business for a minimum of four years and be headquartered within North America.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s 2018 Technology Fast 500™ List, for the third year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.